Exhibit 99.1

Webus International Limited to Establish U.S. Headquarters to Accelerate Blockchain and AI-Powered TravelTech Growth

New York, USA, Oct. 06, 2025 (GLOBE NEWSWIRE) — Webus International Limited (NASDAQ: WETO) (“WETO” or the “Company”), a provider of global customized travel and digital mobility solutions, today announced its plans to establish its global headquarters in the United States. This strategic move positions WETO closer to the heart of innovation and capital markets, while reinforcing the Company’s long-term commitment to blockchain technology and Travel Tech development.

Since its inception, WETO has focused on leveraging technology to improve travel experience. The new U.S. headquarters will serve as a hub for attracting top talent, expanding research and development, and advancing blockchain-based applications such as cross-border settlement, loyalty point tokenization, digital identity, and distributed financial infrastructure for the travel industry. In addition, the Company will explore the integration of AI-powered agents with travel services, enabling more personalized itinerary planning, real-time support, and enhanced automation within its Travel Tech ecosystem.

CEO Statement

Nan Zheng, Chief Executive Officer of WETO, commented:

“The decision to establish our global headquarters in the U.S. represents more than a relocation
— it is a strategic leap forward. The United States provides unparalleled access to innovation, talent, and global investors. With this foundation, we are doubling down on our vision to merge blockchain, AI-driven agents, and travel technology, building a secure, efficient, and highly personalized ecosystem for global travelers.”

About Webus International Limited

Webus International Limited (NASDAQ: WETO) is a leading provider of AI-driven premium chauffeur, curated travel, and blockchain-enabled booking solutions under its Wetour brand. The Company’s mission is to redefine mobility and travel services by integrating technology, personalization, and innovative financial infrastructure.

Forward-Looking Statements

This press release may contain forward-looking statements, including, among others, statements regarding the Company’s future business development, strategic initiatives, and market outlook. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied. These risks and uncertainties include, but are not limited to, changes in market conditions, regulatory developments, technology integration timelines, and business execution. Additional risks are discussed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), available at www.sec.gov. The Company undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or circumstances, except as required by law. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, any security or digital asset.

Investor Relations Contact:

Annabelle Li

Investor Relations – Webus International Limited

Email: ir.annabelle@webus.vip